ThermoEnergy Corporation

December 22, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	ThermoEnergy Corporation
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
File No. 1-12164

Ladies and Gentlemen:

In connection with the filing of Amendments to the above-referenced reports on Forms 10-K and 10-Q (the “Filings”) in response to comments made in a letter to Arthur S. Reynolds, the Chief Financial Officer of ThermoEnergy Corporation (the “Company”), dated December 15, 2009 from Rufus Decker, Accounting Branch Chief, the Company acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filings; and

•           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ThermoEnergy Corporation.

By:	/s/ Dennis C. Cossey
Dennis C. Cossey
Chairman and Chief Executive Officer

cc:         Nudrat Salik, Staff Accountant